[redacted]

13010567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Temper of the Times Investor Services, Inc,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pleasant Ridge Road
(No. and Street)

Harrison	NY	10528
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co, LLP
(Name – *if individual, state last, first, middle name*)

800 Westchester Ave, Suite N-400	Rye Brook	NY	10573
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard Barenboim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Temper of the Times Investor Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM V. FOSTER
Notary Public - State of New York
ID No. 01FO6168259
Qualified in Westchester County
My Commission Expires June 11, 2015

Notary Public

Leonard Barenboim

Signature

PRESIDENT / CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2012 AND 2011

D'Arcangelo & Co.LLP
Certified Public Accountants & Consultants

800 Westchester Ave., Suite N-400, Rye Brook, NY 10573-1301
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Harrison, New York

Report on the financial statements

We have audited the accompanying financial statements of Temper of the Times Investor Services, Inc., (an S corporation), which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information on pages 15 through 18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arcangelo + Co., LLP

Rye Brook, New York
February 28, 2013

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 184,899	$ 575,618
Cash segregated under federal and other regulations (note 2)	714,153	670,802
Securities inventory, at fair value	536	2,396
Prepaid expenses	3,101	18,456
Total assets	$ 902,689	$ 1,267,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payables to customers	$ 5,594	$ 317,860
Accounts payable and accrued expenses	21,006	27,797
Due to related entities (note 9)	9,070	9,070
Subordinated loan payable, related entity	200,000	200,000
Total liabilities	235,670	554,727
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding	106,640	106,640
Additional paid in capital	4,050	4,050
Retained earnings	556,329	601,855
Total stockholders' equity	667,019	712,545
Total liabilities and stockholders' equity	$ 902,689	$ 1,267,272

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenues:		
Enrollment charges	$ 346,876	$ 1,113,313
Interest and dividend income	8,278	10,337
Unrealized gain (loss) on securities	126	531
Other revenue	325	2,989
Total revenues	355,605	1,127,170
Expenses:		
Employee compensation and benefits	123,965	136,655
Marketing and customer benefits (note 9)	160,000	876,957
Occupancy and equipment rental	9,000	15,577
Postage and mailings	3,381	5,343
Licenses and taxes	17,302	17,897
Professional fees	17,576	17,958
Dues and subscriptions	2,487	5,701
Bad debt expense	338	54
Other operating expenses	55,082	48,609
Interest expense	12,000	12,000
Total expenses	401,131	1,136,751
Net (loss)	$ (45,526)	$ (9,581)

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common stock	Additional paid in capital	Retained earnings	Total
Balance January 1, 2011	$ 106,640	$ 4,050	$ 611,436	$ 722,126
Net (loss), year ended December 31, 2011	-	-	(9,581)	(9,581)
Balance December 31, 2011	106,640	4,050	601,855	712,545
Net (loss), year ended December 31, 2012	-	-	(45,526)	(45,526)
Balance December 31, 2012	$ 106,640	$ 4,050	$ 556,329	$ 667,019

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Change in subordinated liabilities	$ -	$ -
Subordinated liabilities, beginning of year	200,000	200,000
Subordinated liabilities, end of year	$ 200,000	$ 200,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash flows from operating activities:		
Net (loss)	$ (45,526)	$ (9,581)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Unrealized (gain) on securities	(126)	(531)
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations	(43,351)	(65,927)
Sale of marketable securities inventory	1,986	19,382
Prepaid expenses	15,355	(372)
Due from related entity	-	-
Increase (decrease) in operating liabilities:		
Payables to customers	(312,266)	88,409
Accounts payable and accrued expenses	(6,791)	(15,003)
Due to related entities	-	-
Net cash provided by (used in) operating activities	(390,719)	16,377
Net increase (decrease) in cash	(390,719)	16,377
Cash and cash equivalents, beginning of year	575,618	559,241
Cash and cash equivalents, end of year	$ 184,899	$ 575,618
Supplemental disclosures:		
Interest paid	$ 12,000	$ 12,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1. Summary of significant accounting policies:

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper,* a monthly newsletter, *Direct Investing,* a semi-monthly newsletter, and purchasers of the *Guide to Direct Investment Plans,* all of which are published by an affiliate. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Securities Investor Protection Corporation (SIPC). The Company operates in New York and its customers are located throughout the United States.

Receivables from customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its current assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Changes in the valuation allowance are not material to the financial statements.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Fair value measurement

FASB ASC Section 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Section 820, are used to measure fair value.

1. Summary of significant accounting policies (continued):

Fair value measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company does not do any direct advertising. The Company's promotional efforts are handled by an affiliate.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

The Company evaluates the effect of uncertain tax positions, if any, and provides for those positions in accordance with the provisions of generally accepted accounting principles and discloses any material adjustments as a result of tax examinations. The Company reports interest and penalties resulting from these adjustments as other expenses.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

1. **Summary of significant accounting policies (continued):**

Income taxes (continued)

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Tax returns for the years ended December 31, 2009 to 2012 are subject to audit by the Federal and New York State taxing authorities.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. **Cash segregated under Federal and other regulations:**

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3. **Receivables from customers and payables to customers:**

Receivables from customers represent uncollateralized underpayments of security purchases. Underpayments from customers are funded to the reserve account by the operating account. All reasonable attempts are then made to collect the underpayments.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. Fair value:

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012 and 2011.

2012:	Level 1	Level 2	Level 3	Total
Securities inventory	$ 536	$ -	$ -	$ 536

2011:	Level 1	Level 2	Level 3	Total
Securities inventory	$ 2,396	$ -	$ -	$ 2,396

5. Retirement plan:

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2012 and 2011. The Company did not make any discretionary contributions in either year.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $863,157, which was $613,157 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .035 to 1.

7. **Regulation:**

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization formed through the 2007 merger of the regulatory arms of the New York Stock Exchange (NYSE) and National Association of Securities Dealers (NASD), which had been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were inspected by FINRA during 2011 and 2012.

8. **Concentrations:**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

8. Concentrations (continued):

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

9. Related party transactions:

The Company paid $160,000 and $876,957 in 2012 and 2011, respectively, for marketing and advertising materials created by the affiliate.

For services rendered to the affiliate's subscribers, the Company received $658,100 in 2011.

Due to related entities

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999. The loan was due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures. In December 2005, the affiliate extended the maturity date of the loan to January 31, 2010 and the interest rate was maintained at 6%. In December 2005, the Company also received approval from the National Association of Securities Dealers to extend the subordination agreement through January 31, 2010. In November 2008, the affiliate extended the maturity date of the loan to January 31, 2013 maintaining the interest rate at 6% and the extension of the subordination agreement thru January 31, 2013 was approved by FINRA. In January 2013, the maturity date was again extended until January 31, 2016.

The Company recorded interest of $12,000 annually for 2012 and 2011 on the above loan. As of December 31, 2012 and 2011, there is no unpaid interest.

9. Related party transactions (continued):

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage. The affiliate subsidizes the Company's mailing costs as promotional materials are sent out with the purchase confirmations.

Rental expense

The Company previously leased its office premises from an affiliate pursuant to a sub-lease which expired on August 31, 2011. The affiliate arranged for new facilities pursuant to a one year lease expiring on August 31, 2012 and a new sub-lease arrangement was agreed to through that date. The lease was extended until December 31, 2012, at which time, the office was moved to the major stockholder's residence.

Rent expense totaled $9,000 and $15,577 for 2012 and 2011, respectively.

10. Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. Securities in the process of transfer:

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents. The Company does not record the value of securities in the process of transfer in the accompanying financial statements.

12. Subsequent events:

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date, require disclosure in the accompanying notes. Management evaluated the activity of the entity through February 28, 2013 (the date the financial statements were available to be issued) and concluded that the extension of the maturity of the subordinated debt as discussed in note 9 requires disclosure in the notes to the financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

NET CAPITAL		
Total stockholders' equity	$	667,019
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		867,019
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses		3,101
Net capital before haircuts on securities positions		863,918
Haircuts:		
Items in transfer more than 30 days		225
Securities inventory		536
Net capital	$	863,157
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables to customers	$	5,594
Accounts payable and accrued expenses		21,006
Payable to affiliate		9,070
Total liabilities		35,670
Less adjustment based on special reserve bank accounts		5,594
Total aggregate indebtedness	$	30,076
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	2,005
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS NET CAPITAL AT 1500%	$	613,157
EXCESS NET CAPITAL AT 1000%	$	563,157
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.035 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Credit balances:		
Free credit balances and other credit balances customers' securities accounts	$	5,594
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		-
Total credit balances		5,594
Debit balances:		
Total debit balances		-
Reserve computation:		
Excess of total credits over total debits	$	5,594
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$	5,874
Cash segregated under federal and other regulations		714,153
Excess of amount on deposit in 'Reserve Bank Accounts' over amount required	$	708,279
Reconciliation to FOCUS report:		
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2012):		
Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report	$	101,082
Reserve requirement per audited financial statements	$	5,594

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3).	None
A. Number of items	None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Reconciliation with Company's computation (included in Part II of Form X-17a-5) as of December 31, 2012:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	860,162
Audit adjustments:		
Change in accounts payable and accrued expenses		2,995
Net capital per audited financial statements	$	863,157

D'Arcangelo & Co.LLP
Certified Public Accountants & Consultants

800 Westchester Ave., Suite N-400, Rye Brook, NY 10573-1301
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements of Temper of the Times Investor Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the United States Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo + Co., LLP

Rye Brook, New York
February 28, 2013